Exhibit 1.07

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Clarifies Status of its Online Game, Yulgang

CDC Games Continues to Operate Yulgang

Beijing, October 26, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced that China regulatory authorities have publicly indicated that until the dispute between Mgame, the developer of Yulgang, and CDC Games is resolved, Mgame’s new products will not be allowed to enter the Chinese market. In addition, until the dispute is resolved, the license to operate Yulgang in the People’s Republic of China remains with CDC Games. (http://tech.sina.com.cn/i/2007-10-26/16491816670.shtml). In a press release issued by Mgame on Tuesday, Mgame alleged they will soon operate Yulgang with a new partner in China. The statement by China authorities today renders Mgame’s assertion impossible.

“We continue to be very disappointed with Mgame’s conduct throughout this process,” said Xiaowei Chen, Ph.D., president of CDC Games. “In particular, we are shocked and dismayed at the numerous irresponsible public pronouncements, beginning with Mgame’s first announcement on October 17 in the Chinese press. They have made incorrect claims about possible new operators of Yulgang and also released sensitive commercial information in the Chinese press which could be very damaging to the game, which is in breach of their obligations under the license agreement. Mgame has repeatedly demonstrated their disregard for their contractual obligations. We treasure our relationship with all of our developer partners, and sincerely hope Mgame’s extreme behavior will not have a negative impact on the image of other Korean game developers in China. Furthermore, unless there are any material developments that could negatively impact the game players, we do not see a need to respond to any future pronouncements by Mgame in the media.”

Added Chen, “Despite Mgame’s breaches and lack of cooperation, we are confident that we have adequate resources and sufficient support to continue to serve and protect the interests of our loyal game players of Yulgang in the future. CDC Games will continue to operate Yulgang in China. In other words, it is business as usual for our players and we continue to book revenues as usual.”

CDC Games has also filed a lawsuit in the courts of Korea against Mgame for breach of contract alleging Mgame has not been providing adequate technical support of Yulgang, nor has Mgame been providing support in CDC Games’ efforts to combat pirate servers. This is in addition to the lawsuit for breach of contract filed earlier by CDC Games in Hong Kong. CDC Games will continue to aggressively pursue all available legal options at the courts and other appropriate channels to protect its interests and the interests of its game players.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for three consecutive years, in 2005, 2006 and 2007. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the actions of the Chinese regulatory authorities, possibility of resolving the dispute with Mgame, the success of any litigation against Mgame, the ability of continue to operate Yulgang in the future and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the uncertainty of litigation; (b) the continued popularity of Yulgang; (c) the uncertainty of the actions of the Chinese regulatory authorities; and, (d) adequate resources and technical support for Yulgang going forward. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.